Exhibit 7.22

DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, New York 10005	J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York 10017

DEUTSCHE BANK TRUST COMPANY AMERICAS 60 Wall Street New York, New York 10005	JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, New York 10017

May 3, 2007

Fertitta Colony Partners LLC
2960 West Sahara Avenue
Las Vegas, NV 89102

Re:  Acquisition Financing — Second Amended and Restated Financing Commitment Letter

Ladies and Gentlemen:

You have informed Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank Trust Company Americas (“DBTCA”), J.P. Morgan Securities Inc. (“JPMorgan”) and JPMorgan Chase Bank, N.A. (“JPMCB”, and together with DBSI, DBTCA and JPMorgan, the “Commitment Parties”) that one or more affiliates of Colony Capital, LLC (collectively, “Colony”), Mr. Frank J. Fertitta III and his personal investment vehicles (collectively, “Frank Fertitta”) and Mr. Lorenzo J. Fertitta and his personal investment vehicles (collectively, “Lorenzo Fertitta” and together with Colony and Frank Fertitta, the “Principal Investors”), together with other co-investors that are reasonably acceptable to the Commitment Parties prior to the Closing Date (defined below) and their respective affiliates (collectively, the “Sponsors”) and other members of the management team of Station Casinos, Inc. (the “Target” or “Borrower”) and other persons reasonably acceptable to the Commitment Parties (collectively, the “Management Investors” and, together with the Sponsors, the “Equity Investors”) have caused the  formation of  Fertitta Colony Partners LLC, a newly formed limited liability company (“Sponsor LLC”).  Sponsor LLC will be the parent of a new Nevada corporation (“Sponsor Holdco”) which would (i) acquire, through  a newly formed Nevada corporation wholly-owned by Sponsor Holdco (“Sponsor Merger Sub”), approximately 75% of the non-voting common stock of the Target, by way of a merger of Sponsor Merger Sub with and into the Target (the “Acquisition” or the “Merger”) and (ii) concurrently with the consummation of the Acquisition, refinance (the “Refinancing”) the existing senior secured revolving credit facility of the Target and its subsidiaries, provided that Sponsor LLC may instead own Merger Sub directly (rather than indirectly through Sponsor Holdco).  In connection with the Merger, Frank Fertitta, Lorenzo Fertitta, Blake and Delise Sartini and the Management Investors will cause the formation of Fertitta Partners LLC (“Fertitta Partners”), a newly formed Nevada limited liability company to which Frank Fertitta, Lorenzo Fertitta and Blake and Delise Sartini will contribute a portion of the shares of common stock of Target held by such parties.  Following the consummation of the Merger, Fertitta Partners will own approximately 25% of the non-voting common stock of the Target.  Immediately following the consummation of the Merger, FCP VoteCo, LLC, a newly formed Nevada limited liability company that will be owned by Frank Fertitta, Lorenzo Fertitta and Thomas J. Barrack, Jr. (“FCP VoteCo”), will purchase for nominal consideration shares of voting common stock of the Target which will have limited economic rights.

In order to effect the Acquisition, the Refinancing, to pay all fees and expenses incurred in connection with the Transaction (as defined below) and to provide for the working capital needs and general corporate requirements of the Borrower and its subsidiaries after giving effect to the Acquisition, you have advised us that you intend to implement the following transactions:  (i) the contribution of equity to Sponsor Holdco and Fertitta Partners by the Equity Investors in an aggregate amount equal to at least 32.5% of the consideration payable under the Acquisition Agreement defined below (a portion of which in an amount to be agreed may be in the form of rollover equity provided by Frank Fertitta, Lorenzo Fertitta and certain other Sponsors and/or Management Investors) (the “Equity Financing”) or such additional amount as the Equity Investors shall elect to contribute in their sole discretion, (ii) the procurement by the Borrower of senior secured revolving credit facilities in the aggregate amount of $500.0 million (the “Revolving Credit Facility”) and (iii) the procurement by a subsidiary of Sponsor Holdco of a first lien mortgage loan and mezzanine financing in the aggregate amount of $2,725.0 million (collectively, the “CMBS Loan”).

The transactions described in clauses (i) through (iii) above, as more fully described in the Term Sheet (as defined below), are collectively referred to herein as the “Financing Transactions.”  The Financing Transactions, the Refinancing and the Acquisition are collectively referred to herein as the “Transaction.”  All funds required to finance the Acquisition and Refinancing, and to pay all fees and expenses incurred in connection with the Transaction, shall be provided pursuant to the Financing Transactions.

A summary of the principal terms and the conditions of the Revolving Credit Facility is set forth in Exhibit A attached hereto (the “Term Sheet”).  A summary of the conditions precedent to the Revolving Credit Facility is set forth in Exhibit B attached hereto.

Each of DBTCA and JPMCB is pleased to confirm that, subject to the terms and conditions set forth herein and in the Term Sheets, it hereby severally commits to provide 62.5% and 37.5%, respectively, of the Revolving Credit Facility.  It is agreed that (i) DBTCA will act as sole Administrative Agent (in such capacity, the “Administrative Agent”) for a syndicate of banks, financial institutions and other institutional lenders reasonably satisfactory to you who will participate in each of the Revolving Credit Facility (together with DBSI, JPMorgan and JPMCB, the “Senior Secured Lenders”), (ii) DBSI and JPMorgan will act as joint Lead Arrangers and joint Book Running Managers (with DBSI “on the left”) for the Revolving Credit Facility (in such capacities, the “Joint Lead Arrangers”) and (iii) JPMCB will act as syndication agent for the Revolving Credit Facility (in such capacity, the “Syndication Agent”).  Each of DBTCA, DBSI, JPMorgan and JPMCB in such capacity will perform the duties customarily performed by it in such roles.  You agree that, as a condition to the commitments set forth herein, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Revolving Credit Facility unless you and we shall so agree.

Each of DBTCA and JPMCB reserves the right to syndicate all or part of its commitment hereunder to one or more other Senior Secured Lenders that will become party to the definitive credit documentation for the Revolving Credit Facility pursuant to a syndication to be managed by DBSI in consultation with JPMorgan and you.  All aspects of the syndication of each of the Revolving Credit Facility, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be managed by DBSI in consultation with JPMorgan and you.  For further clarification, DBSI will manage the physical books for the Revolving Credit Facility, including all of the responsibilities typical of such role (including determining the allocation of commitments among the Senior Secured Lenders and the amount and distribution of fees among the Senior Secured Lenders).  You agree to actively assist the Joint Lead Arranger in such syndication, including by (i) using your commercially reasonable efforts to ensure that the Joint Lead Arrangers’ syndication efforts benefit from your existing lending relationships and (ii) providing the Joint Lead Arrangers and the Senior Secured Lenders, promptly upon request, with all information that is available to you and that is reasonably deemed necessary by the Joint Lead Arrangers to complete successfully the syndication, including, but not limited to, (a) assistance in the preparation of a confidential information memorandum for delivery to potential syndicate members and participants and (b) delivery of projections and other information prepared by you or your affiliates or advisors for delivery to lender(s) in respect of the transactions described herein.  You agree to prepare or assist in the preparation of a version of the information memorandum and presentation consisting exclusively of information and documentation that is either publicly available or not material.  You also agree to make available your representatives, and to cause the officers and representatives of the Sponsors and the senior officers and representatives of Sponsor Holdco, the Borrower and their respective subsidiaries to be available, in each case from time to time on reasonable notice, and to attend and make presentations regarding the business and prospects of Sponsor Holdco, the Borrower and their respective subsidiaries to ratings agencies identified by the Joint Lead Arrangers and at a meeting or meetings of Senior Secured Lenders or prospective Senior Secured Lenders at such times and places as the Joint Lead Arrangers may reasonably request.  The provisions of the preceding two sentences shall remain in full force and effect until the earlier of (i) 60 days after the delivery of a confidential information memorandum with respect to the Revolving Credit Facility to DBSI for syndication and (ii) completion of the successful syndication of the Revolving Credit Facility.  For purposes of this paragraph, a “successful syndication”  shall mean that the Commitment Parties, collectively, hold no more than $175,000,000 of the commitments under the Revolving Credit Facility.  Furthermore, you agree to use your best commercial efforts to obtain ratings for each of the Revolving Credit Facility (which may be of any level) from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor’s Services, Inc. (“Moody’s”); provided that obtaining a rating shall not be a condition to close the Revolving Credit Facility.  Notwithstanding the Joint Lead Arrangers’ rights to syndicate the Revolving Credit Facility and receive commitments with respect thereto, the Commitment Parties may not assign all or any portion of their respective commitments hereunder prior to the initial funding under the Revolving Credit Facility on the Closing Date.  It is agreed that, notwithstanding the foregoing, DBSI’s and JPMorgan’s respective obligations to fund the commitments hereunder on the Closing Date are not subject to the syndication of the Revolving Credit Facility.

You represent and warrant that, to the best of your knowledge, (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contains (or, in the case of Information furnished after the date hereof, will contain), any untrue statement of material fact or omitted (or will omit) to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projections regarding the future performance of Sponsor Holdco, Fertitta Partners, the Borrower and their respective subsidiaries (collectively, the “Projections”), no representation or warranty is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized).  You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Revolving Credit Facility to the extent necessary to cause the representations and warranties in the preceding sentence to remain correct.  You understand that, in syndicating the Revolving Credit Facility, the Joint Lead Arrangers will use and rely primarily on the Information and the Projections without independent verification thereof.  You agree that unless it is specifically labeled “Private — Contains Non-Public Information” by you when delivered to us, no information, documentation or other data delivered by you to us for use with prospective Senior Secured Lenders in connection with the syndication of the Revolving Credit Facility, whether through an internet site (including, without limitation, an IntraLinks workspace), electronically, in presentations at bank meetings or otherwise, will contain any material non-public information.

The Commitment Parties’ commitments and agreements hereunder are subject solely to the conditions set forth in the Term Sheet.  Notwithstanding anything in this Commitment Letter (as defined below), the Fee Letter (as defined below), the definitive credit documentation for the Revolving Credit Facility or any other letter agreement or other undertaking concerning the Transaction to the contrary, the only representations relating to the Borrower, its subsidiaries and their businesses the making of which shall be a condition to the closing of the Revolving Credit Facility on the Closing Date shall be (A) such of the representations made by the Target in the Acquisition Agreement as are material to the interests of the Senior Secured Lenders, but only to the extent that you would, but for the application of clause (z) in the lead-in to Article IV of the Acquisition Agreement, have the right to terminate your obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (the “Acquisition Agreement Representations”), and (B) the Specified Representations (as defined below).  In addition, the terms of the definitive credit documentation for the Revolving Credit Facility shall be in a form such that they do not impair availability of the Revolving Credit Facility on the Closing Date if the conditions set forth herein and in the Term Sheet are satisfied; provided, however, that with respect to any collateral the security interest in which may not be perfected by filing of a UCC financing statement, recordation of a mortgage (or deed of trust) or delivery to Administrative Agent (or, if delivery to Administrative Agent cannot be made on or prior to the Closing Date because gaming approval of the relevant pledge has not yet been obtained, delivery into escrow) of a physical stock certificate (or other equity interest certificate), if the perfection of the Administrative

Agent’s security interest in such collateral may not be accomplished prior to the Closing Date without undue delay, burden or expense, then delivery of documents and instruments for perfection of such security interest shall not constitute a condition precedent to the initial borrowings under the Revolving Credit Facility if the Borrower agrees to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be required to perfect such security interests, within 90 days after the Closing Date (or within 180 days after the Closing Date in respect of delivery of stock certificates (or other equity interest certificates) that requires gaming approval).  You agree to use your reasonable efforts to procure, in respect of each mortgage (or deed of trust) a lenders title insurance policy in form and substance reasonably satisfactory to the Joint Lead Arrangers on or prior to the Closing Date, but the procurement of such title insurance shall not be a condition to the Closing Date.  “Specified Representations” means the representations of the Borrower and the Guarantors (as defined in the Term Sheet) set forth in the Term Sheets and relating to corporate power and authority to enter into the documentation relating to the Revolving Credit Facility, due authorization, execution, delivery and enforceability of such documentation, such documentation not conflicting with or creating a breach or default under charter documents, law or material contracts (it being understood that the non-contravention representation shall not be qualified as set forth in the disclosures to Section 4.4 of the Acquisition Agreement but may be subject to customary qualifications), Federal Reserve margin regulations, the Investment Company Act and, subject to the preceding sentence, the perfection and priority of the security interests granted in the proposed collateral.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the Fee Letter dated December 8, 2006 and heretofore delivered (the “Fee Letter”).  The Fee Letter remains in full force and effect.  To further induce the Commitment Parties to issue this letter (together with the Term Sheet, this “Commitment Letter”) and to proceed with the documentation of the proposed Revolving Credit Facility, you hereby agree to reimburse the Commitment Parties and their affiliates on the earlier to occur of the Closing Date and the date on which this Commitment Letter terminates pursuant to the last paragraph hereof for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses of counsel to DBSI and DBTCA, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the syndication and execution of the Revolving Credit Facility, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Fee Letter, the Existing Commitment Documents (defined below), the financing documentation related to the Revolving Credit Facility and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Closing Date occurs or any financing documentation related to the Revolving Credit Facility is executed and delivered or any extensions of credit are made under the Revolving Credit Facility.  You further agree to indemnify and hold harmless each Commitment Party, and each other agent or co-agent (if any) with respect to the Revolving Credit Facility (including the Administrative Agent, and the Joint Lead Arrangers), each Senior Secured Lender (including in any event DBSI, DBTCA, JPMorgan and JPMCB) and their respective affiliates and each director, officer, employee, representative and agent thereof (each, an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Commitment Party, any

Senior Secured Lender or any other such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction, this Commitment Letter or the Existing Bank Commitment Letter (defined below) and, upon demand, to pay and reimburse each indemnified person for any reasonable legal or other out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person or any person to whom liabilities for the actions of such indemnified person are imputed under applicable employment law or agency law against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or willful misconduct of such indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable judgment).  Neither any Commitment Party nor any other indemnified person shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to this Commitment Letter in the absence of gross negligence or willful misconduct on the part of such person or entity (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or (z) any indirect, special, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter, the Existing Bank Commitment Letter or the financing contemplated hereby.

Each Commitment Party (including in its capacities as an agent or arranger hereunder) reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to each Commitment Party in such manner as such Commitment Party and its affiliates may agree in their sole discretion.  You also agree that the Commitment Parties may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates; provided, that the Commitment Parties agree not to assign their commitments hereunder to any principal investment portfolios of the Commitment Parties or their branches or subsidiaries.  You further acknowledge that (i) each Commitment Party may share with any of its affiliates, and such affiliates may share with the Commitment Parties, any information related to the Transaction, Sponsor Holdco, the Borrower, the Sponsors (and your and their respective subsidiaries and affiliates), or any of the matters contemplated hereby, and (ii) each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or the Target may have conflicting interests regarding the transactions described herein and otherwise; provided, however, that notwithstanding the foregoing, in consideration of the payments made by you under the Fee Letter and the covenants and undertakings by you in our favor under this Commitment Letter, DBSI, DBTCA, JPMorgan and JPMCB, for themselves and on behalf of their affiliates, agree, for a period of one year from the date hereof and so long as you are not in material breach of any of your material obligations hereunder, that none of DBSI, DBTCA, JPMorgan or JPMCB or any of their respective affiliates shall provide financing to any other person or group that seeks to make a competing bid to purchase or otherwise take control of  the Target.  Consistent with each Commitment Party’s policy to hold in confidence the affairs of its clients, each Commitment Party agrees (as to itself only) to treat, and cause any such affiliate of such Commitment Party to treat, all non-public information provided to it by Sponsor Holdco, Fertitta Partners, Sponsors and the Borrower as confidential information.

You agree that this Commitment Letter and the Fee Letter are for your confidential use only and that, unless each Commitment Party has otherwise consented, neither their existence nor the terms hereof or thereof will be disclosed by you to any person or entity other than (a) your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis, (b) potential co-investors who agree to be subject to the confidentiality provisions set forth herein, (c) as reasonably required in connection with regulatory matters and (d) the Target and its advisors on a confidential basis in connection with the proposed Acquisition.

You hereby represent and acknowledge that, to the best of your knowledge, neither any Commitment Party nor any employees or agents of, or other persons affiliated with, any Commitment Party have directly or indirectly made or provided any statement (oral or written) to you or to any of your employees or agents, or other persons affiliated with or related to you (or, so far as you are aware, to any other person), as to the potential tax consequences of the Transaction.

The reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letter shall survive any termination of this Commitment Letter.

In order to comply with the USA PATRIOT Act, each Commitment Party must obtain, verify and record information that sufficiently identifies each entity (or individual) that enters into a business relationship with such Commitment Party.  As a result, in addition to your corporate name and address, each Commitment Party will obtain your corporate tax identification number and certain other information.  Any Commitment Party may also request relevant corporate resolutions and other identifying documents.

This Commitment Letter and the Fee Letter (and your rights and obligations hereunder and thereunder) shall not be assignable by any of the parties hereto to any person or entity without the prior written consent of the other parties (and any purported assignment without such consent shall be null and void).  This Commitment Letter and the Fee Letter may not be amended or modified, or any provision hereof and thereof waived, except by an instrument in writing signed by you and each Commitment Party.  Each of this Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Commitment Letter or the Fee Letter by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be.  This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York.  This Commitment Letter and the Fee Letter set forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein.  Matters that are not covered or made clear herein, in the Term Sheet or in the Fee Letter are subject to mutual agreement of the parties hereto.  This Commitment Letter and the Fee Letter are intended to be solely for the benefit of the parties hereto and thereto and are not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto or thereto (and indemnified persons) and may not be relied upon by any person or entity other than you.  Neither this Commitment Letter nor the Fee Letter are intended to create a fiduciary relationship among the parties hereto or thereto.

This Commitment Letter amends and restates that certain Amended and Restated Financing Commitment Letter, dated as of February 23, 2007 (the “Existing Bank Commitment Letter”), among you, DBSI, DBTCA, JPMorgan and JPMCB and shall be deemed to supersede in its entirety the Existing Bank Commitment Letter, and the Existing Bank Commitment Letter is hereby terminated and of no further force or effect.

Each of the parties hereto hereby waives any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter or the Fee Letter.  Each of the parties hereto hereby submits to the non-exclusive jurisdiction of the federal and New York state courts located in the county of New York in connection with any dispute related to this Commitment Letter, the Fee Letter or any matters contemplated hereby or thereby.

Each Commitment Party’s willingness, and commitments, with respect to the Revolving Credit Facility as set forth above will terminate on the first to occur of (x) May 23, 2008, unless on or prior to such date the Transaction has been consummated and a definitive credit agreement evidencing the Revolving Credit Facility shall have been entered into and the initial borrowings shall have occurred thereunder or (y) the date of the termination of the definitive agreement with respect to the Acquisition (as it may be amended, the “Acquisition Agreement”) (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions).

*  *  *

If you are in agreement with the foregoing, please sign and return to the Commitment Parties the enclosed copy of this Commitment Letter no later than 11:59 p.m., New York time, on May 5, 2007.  Unless this Commitment Letter is signed and returned by the time and date provided in the immediately preceding sentence, this Commitment Letter shall terminate at such time and date.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Alex Johnson
Name: Alex Johnson
Title: Managing Director

By:	/s/ Linda Wang
Name: Linda Wang
Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Alex Johnson
Name: Alex Johnson
Title: Managing Director

By:	/s/ Linda Wang
Name: Linda Wang
Title: Director

J.P. MORGAN SECURITIES INC.

By:	/s/ Eric Tanjeloff
Name: Eric Tanjeloff
Title: Executive Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Donald Shokrian
Name: Donald Shokrian
Title: Managing Director

Agreed to and Accepted this
4th day of May, 2007:

FERTITTA COLONY PARTNERS LLC

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Authorized Member